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                                                                    EXHIBIT 99-1

MEDIA CONTACTS:
Clarencia Stephen                                    Natalie Wilkins
AppliedTheory Corporation                            Clarus Public Relations
Media Contact                                        Ph:  303-296-0343, ext. 239
Ph:  212-398-7070, ext. 4239                         nwilkins@claruspr.com
cstephen@appliedtheory.com


              APPLIEDTHEORY FOURTH QUARTER HITS NEW REVENUE RECORD
             HIGHLIGHTED BY 409 PERCENT GROWTH IN HOSTING SERVICES

        COMPANY MEETS MARKET EXPECTATIONS DESPITE INDUSTRY-WIDE SLOWDOWN,
          CONTINUES PROGRESS TOWARD HIGH-MARGIN, VALUE-ADDED SERVICES

NEW YORK (MARCH 9, 2001) -- AppliedTheory Corporation (NASDAQ: ATHY), the Internet knowledge, development and Web hosting solutions partner for hundreds of large corporations, today announced that revenue for the fourth quarter rose to $21.5 million, a tenth consecutive record quarter. The results reflect the company's business shift toward high-margin outsourced and managed Web hosting services.

The increase represented a gain of $9.6 million or 81 percent compared to the same period last year and was highlighted by a 409 percent growth in Web hosting for that same period. Net revenues for the year 2000 grew by 103 percent to $76.3 million from $37.6 million in 1999, highlighted by 274 percent annual growth in managed hosting.

"AppliedTheory's performance in 2000 underscores that large enterprise customers are counting on outsourced, integrated hosting services as the foundation for their increasingly complex Internet business strategies," said AppliedTheory CEO and President Danny E. Stroud. "The combination of facilities-based infrastructure, technical knowledge and long-term service ability is what defines Web hosting as the undeniable center of the Internet economy. This is exactly where AppliedTheory continues to show strong revenue growth."

AppliedTheory's Web hosting services revenue grew to $4.8 million and accounted for 22 percent of total revenue during the fourth quarter of 2000, almost three times its percentage contribution to revenue during the fourth quarter a year ago.

Revenue from the company's Internet connectivity business grew 52 percent to $8.2 million, or 38 percent of total revenue, compared with $5.4 million in the same period a year ago. AppliedTheory showed $8.5 million in Internet solutions revenue, down 10 percent from the previous quarter.

"Our sales and revenues are shifting toward higher margin, value-added managed hosting services," Stroud said. "Our business model reflects the reality that enterprise customers do not consider facilities-based managed hosting infrastructure and related, knowledge-
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based services as being mutually exclusive. They are requiring that their
Internet outsourcing company be a true partner, one that is able to provide both the technology and the knowledge to scale with their complex business applications."

Net loss attributable to common shareholders for the quarter ending Dec. 31, 2000, was $14.5 million, or $0.57 per share, versus $6.4 million, or $0.30 per share, in the comparable 1999 period. The quarter's net loss per share is $0.04 better than the First Call consensus estimate of $0.61 loss per share. The loss from operations before interest, taxes, depreciation and amortization (EBITDA) for the fourth quarter of 2000 was $7.0 million, compared to analyst consensus estimates of $7.7 million loss.

During the fourth quarter, gross margin improved to 31.1 percent from 30.6 percent in the third quarter of 2000. This improvement reflects the continued shift toward higher-margin hosting business and our containment of costs of revenue. Year-to-date margins dropped from 33.6 percent in 1999 to 30.3 percent in 2000. This decrease reflects infrastructure expansion and integration costs of acquisitions in the first part of the year, and has since been followed by three consecutive quarters of margin improvement.

David A. Buckel, senior vice president and CFO of AppliedTheory, reiterated the company's expectation, announced in August 2000, to become EBITDA positive during the fourth quarter of 2001. Buckel also stated that the company's results are consistent with its stated business plan and remain ahead of analysts' projections.

Buckel reiterated the recently announced $13 million in combined new vendor financing. Additionally, the company recently extended its $7.5 million line of credit with Fleet Financial until January 2002.

REVIEW OF THE QUARTER

For the fourth quarter of 2000, revenue from hosting, e-Business Solutions and access increased 409 percent, 53 percent, and 52 percent, respectively, from the fourth quarter of 1999. Prior year and consecutive quarter comparables (in millions) were as follows:

                             4Q00        3Q00       CHANGE       % CHANGE       4Q99      CHANGE     % CHANGE
                             ----        ----       ------       --------       ----      ------     --------
Hosting                      $4.8        $3.4         1.4          40%          0.9        $3.8        409%

Internet Solutions           $8.5        $9.5        (1.0)        (10%)         5.6        $3.0         53%

Internet Connectivity        $8.2        $8.1         0.1           1%          5.4        $2.8         52%

                                      # # #

About AppliedTheory

Industry pioneer AppliedTheory combines its unparalleled knowledge base with the ability to build, integrate and manage Internet business solutions for hundreds of large corporations wanting to remain competitive in an increasingly complex online economy. AppliedTheory's proactive responsiveness to changing business requirements have
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earned the company a 97 percent retention rate from customers, including among others AOL, America's Job Bank and The Stanley Works. The company offers a comprehensive and fully-integrated suite of e-Business, hosting, connectivity and security services, providing one of the industry's most reliable single sources for large enterprise Internet needs. For additional information about the company, visit www.appliedtheory.com.

Statements contained in this press release that are not historical facts may be deemed to be forward-looking statements, which are subject to risks and uncertainties, including those discussed in AppliedTheory's filings with the Securities and Exchange Commission.

                   APPLIEDTHEORY CORPORATION AND SUBSIDIARIES
                            STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (Unaudited)

                                                                         Three months ended                    Year ended
                                                                    -----------------------------     -----------------------------
                                                                       Dec 31,          Dec 31,          Dec 31,         Dec 31,
                                                                        1999             2000             1999            2000
                                                                    ------------     ------------     ------------     ------------
Net revenues
     Internet connectivity (access) revenues                        $      5,384     $      8,188     $     19,573     $     31,592
     Internet solutions (e-Business) revenues                              5,587            8,552           14,871           32,733
     Hosting revenues                                                        937            4,771            3,201           11,963
                                                                    ------------     ------------     ------------     ------------
          Total net revenues                                              11,908           21,511           37,645           76,288
                                                                    ------------     ------------     ------------     ------------

Costs and expenses
     Cost of revenues                                                      8,277           14,816           24,988           53,166
     Sales and marketing                                                   6,028            5,817           14,124           27,185
     General and administrative                                            3,353            6,926           10,180           22,408
     Research and development                                                125            1,033              321            2,296
     Depreciation                                                          1,118            3,026            3,403           10,359
     Amortization                                                              0            3,499                0           11,711
     Other (income) expenses                                                  (3)             (66)            (253)
                                                                    ------------     ------------     ------------     ------------
          Total costs and expenses                                        18,898           35,051           53,016          126,872
                                                                    ------------     ------------     ------------     ------------

          Loss from operations                                            (6,990)         (13,540)         (15,371)         (50,584)

     Interest income                                                        (660)            (231)          (1,938)          (1,344)
     Interest expense                                                        107            1,203              561            3,393
                                                                    ------------     ------------     ------------     ------------
          NET LOSS                                                        (6,437)         (14,512)         (13,994)         (52,633)

     Preferred stock dividends                                                                                  73
                                                                    ------------     ------------     ------------     ------------
     Net loss attributable to common stockholders                   $     (6,438)    $    (14,512)    $    (14,067)    $    (52,633)
                                                                    ============     ============     ============     ============

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
     Basic and diluted loss per common share                        $      (0.30)    $      (0.57)    $      (0.72)    $      (2.17)
                                                                    ============     ============     ============     ============

     Shares used in computing basic and diluted loss per share        21,338,262       25,341,014       19,491,711       24,280,074
                                                                      ==========       ==========       ==========       ==========

Other data:
     EBITDA (1)                                                           (5,872)          (7,015)         (11,968)         (28,514)
     Capital Expenditures (2)                                              7,469            1,514           11,643           16,778

(1) EBITDA is earnings (loss) from operations before interest, taxes, depreciation, and amortization. EBITDA is presented because management believes that investors may find it to be a useful tool for measuring a company's ability to service debt. However, EBITDA does not represent cash flow from operations, as defined by generally accepted accounting principles. EBITDA should not be considered as a substitute for net loss or as an indicator of our operating performance, cash flow or liquidity.

(2) Capital expenditures include assets acquired with debt and exclude assets acquired through capital lease financing.